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                                                     FILED BY FREEMARKETS, INC.

                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                                    SUBJECT COMPANY: ADEXA, INC.
                                                  COMMISSION FILE NO.: 000-27913


                        ACQUISITION OF ADEXA, INC. SCRIPT
                               FOR CONFERENCE CALL

                                 CONFERENCE CALL
                           THURSDAY, FEBRUARY 8, 2001
                                  11:00 AM E.T.



GLEN MEAKEM:

Good morning everyone and thank you for joining us. We are extremely pleased today to announce a definitive agreement to acquire Adexa. With me today as we make this important announcement are Adexa founder, President and CEO Cyrus Hadavi; FreeMarkets President and Chief Operating Officer, Dave Becker; and FreeMarkets Senior Vice President and Chief Financial Officer, Joan Hooper.

Before I begin, I would like to caution you that statements that are made today, including those that refer to our plans, prospects, expectations, financial projections, strategies, intentions and beliefs, are forward-looking statements. These forward-looking statements are based on information available to FreeMarkets today, and we assume no obligation to update these statements as circumstances change. There are risks and uncertainties that could cause actual results to differ materially. Please read our filings with the Securities and Exchange Commission for a description of these risks. I will briefly discuss four points: strategy, financial impact, customers, and management.

First, strategy. The acquisition of Adexa by FreeMarkets will extend FreeMarkets' eSourcing leadership into supply chain collaboration and optimization. By tightly coupling these solutions, FreeMarkets will stand alone as the only B2B e-commerce solutions provider that can enable customers to both source and operate their supply chains for direct materials. This means that customers can select one industry leading e-commerce provider, FreeMarkets, to manage their direct materials from end-to-end, achieving world class business performance in the process.

FreeMarkets will provide customers an integrated set of solutions including the following:

o eSourcing - to dynamically choose high quality suppliers at maximum speed and lowest total cost

o Supply chain collaboration - to meet changing customer demands and fuel revenue growth

o   Supply chain optimization - to improve asset utilization and reduce costs

o   Business process automation - to increase supply chain velocity

These solutions are based on the combined company's unique direct materials domain knowledge in major economic sectors ranging from high technology to automotive industries.


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The FreeMarkets solutions will enable customers to source and operate their supply chains in their own private marketplaces, in exchanges, or through the FreeMarkets B2B Global Marketplace. FreeMarkets has built tremendous liquidity, far beyond any other B2B company. As of Q4 2000, more than 100 major corporations have sourced over $14 billion of contracts through FreeMarkets and thousands of suppliers have used FreeMarkets to maximize their business opportunities.

Second, financial impact. The acquisition will generate significant value for FreeMarkets' shareholders. Joan will discuss the financial impact of the transaction in more detail later in the call.

Third, customers. By acquiring Adexa, FreeMarkets will increase both the breadth and depth of its customer base. Together, FreeMarkets and Adexa serve more than 160 of the world's leading corporations across major industry segments from automotive to high technology.

o Major corporations around the world, including companies like Alcoa, American Airlines, Bayer, BP, Diebold, Eaton, Emerson, Norsk Hydro, Owens Corning, Quaker Oats, Schering-Plough, Singapore Technologies Engineering, United Technologies and Visteon, use FreeMarkets for sourcing. These customers and others have saved over $2.7 billion using FreeMarkets eSourcing solutions and the FreeMarkets B2B Global Marketplace.

o   Adexa brings a strong group of more than 60 global customers, including:
    AMD, Boeing, Charter Semiconductor, Conexant, Firmenich, Hitachi, Lucent, Mitac, Philips, Ricoh, Samsung, Sharp, Toshiba, TSMC, UMC, Xerox and others. These customers have achieved rapid, quantifiable results from Adexa's supply chain optimization and collaboration solutions.

o Acquiring Adexa will allow FreeMarkets to cross-sell solutions to a complementary, non-overlapping customer base.

Fourth, management. By acquiring Adexa, FreeMarkets gains additional management depth and experience that will allow it to execute its strategy and win.

o The combined management team has extensive experience in sourcing and supply chain management for direct materials, gained at leading technology and industrial companies.

o The team has a tremendous record of successful execution and is prepared to move forward quickly to capitalize on the enormous market opportunity that lies ahead.

o FreeMarkets has a world class board of directors, including our newest member, Ray Lane, the former President and COO of Oracle who joined our board today, to guide and advise the management team.

With that, I'd like to turn things over to the newest member of our management team, Cyrus Hadavi.


CYRUS HADAVI:

Thank you, Glen. Good morning everyone. It gives me great pleasure to join Glen, Joan and Dave today to announce that Adexa is teaming with FreeMarkets. As Glen said, the combination of our two companies is a powerful and landscape-changing event in the B2B world.

With the acquisition of Adexa, FreeMarkets will provide enterprises with an end-to-end set of solutions that will allow customers to source, make and deliver goods - solutions that only FreeMarkets will have the breadth of technology, experience and services to provide.



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Faced with increasing globalization and shorter product life cycles, built-to-order challenges, and reliance on ever-increasing outsourced manufacturing, companies require solutions that allow them to manage their extended supply chains more efficiently.

Due to the complexity and strategic relevance associated with buying direct materials, and the implications of purchasing decisions on supply chain performance, a successful direct material solution must provide companies with the ability to configure and operate supply chains.
Configuring the supply chain has to do with designing the supply chain and strategic sourcing. Operation of the supply chain has three key components. These are:

o   Optimization and planning

o   Collaboration, and

o   Business process automation

Optimization helps to reduce costs and improve efficiency. Collaboration helps to retain customers and create growth. Business process automation helps to increase the velocity of doing business.

Our joint company is in a unique position to offer this set of comprehensive end-to-end solutions to our customers.

FreeMarkets' portfolio of eSourcing solutions provides enterprises with the tools they need to place all of their sourcing online. The FreeMarkets eSourcing Suite(TM) includes FreeMarkets fullsource(TM) and directsource(TM) offErings, which allow customers to leverage the advanced technology and services of the FreeMarkets B2B Global Marketplace to generate fast, measurable results and immediate and ongoing returns on investment. It also includes FreeMarkets' Quicksource(TM) solution, an asp-based private marketplace application that gives enterprises the powEr to create their own eMarkets.

Adexa's iCollaboration solutions provide buyers and suppliers with real-time visibility across the supply chain. We enable customers to reduce inventory, improve cost structures, get real-time available-to-promise information, engage in collaborative planning, and facilitate exception handling across the extended supply chain. Built on Internet collaboration technology, Adexa's iCollaboration suite is an open, scalable and adaptable solution that helps increase customer responsiveness, coordination with trading partners and enhances overall supply chain efficiency.

By combining these strengths, FreeMarkets will provide customers with an end-to-end set of solutions for the procurement of direct materials that will enable enterprises to deliver the right products at the right locations at the right price and time.

Our joint collaborative solution enables our customers to identify, select and collaborate with trading partners within their own private marketplaces, in exchanges, and through the FreeMarkets B2B Global Marketplace.

The market for B2B e-commerce technologies, information, and services is very large and growing rapidly. By joining forces to provide a next generation direct materials solution to customers, FreeMarkets and Adexa will be uniquely positioned to capitalize on this opportunity. I look forward to working with Glen and helping to lead the FreeMarkets team to make this happen.

I will now turn things over to Joan to discuss the financial aspects of the acquisition.



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JOAN HOOPER:

Thanks, Cyrus. And thank you to everyone listening on the call for joining us today.

Under the terms of the definitive agreement FreeMarkets has signed to acquire Adexa, FreeMarkets will issue a total of 17.25 million shares and options in exchange for all of the outstanding shares and options of Adexa. This represents an aggregate purchase price of approximately $340 million based on the closing price of FreeMarkets' stock on February 7, 2001.

The acquisition of Adexa, a company with over $50 million in revenues in 2000, should be accretive to FreeMarkets' revenues and gross margins in 2001, and accretive to revenues, gross margins and operating earnings per share (excluding stock-based expense and goodwill) in 2002.

The acquisition will not change FreeMarkets' previously stated break even points for operating earnings per share and cash of Q1 2002 and Q2 2002, respectively

The acquisition, which is structured as a stock-for-stock merger and a purchase for accounting purposes, has been unanimously approved by both companies' boards of directors, and is subject to the approval of the stockholders of both companies and customary closing conditions.

Holders of approximately 70 percent of Adexa's shares have signed agreements to vote in favor of the transaction.

Further guidance will be provided upon completion of the acquisition, which we expect to occur in the second quarter of 2001.

As Glen discussed earlier, this acquisition makes sense for a number of reasons. We believe it supports our mission and is consistent with the strategy we have been articulating for a number of months. In addition, we are excited about the synergies between our product lines, customer bases and geographic locations which we think will enhance our ability to execute our vision.

I'll now turn things over to Dave, to discuss these synergies in more detail.


DAVID BECKER:

Thanks Joan. And thanks to all of you who have joined us today. This acquisition is a compelling strategic move for FreeMarkets.

As Joan referenced, there are a number of synergies between FreeMarkets and Adexa that make this merger powerful.

First, our international operations dovetail nicely. With European headquarters in Brussels and offices in London, Frankfurt and Paris, FreeMarkets has a solid presence in Europe. And with Asian headquarters in Singapore and offices in Tokyo, Hong Kong, Seoul, New Delhi and Melbourne, FreeMarkets has an equally strong presence in Asia.

Adexa's operations in Brussels, Taipei and Tokyo and strong traction with customers in Japan complement and will enhance FreeMarkets' global reach and traction in these markets.

Second, the acquisition of Adexa presents tremendous opportunities to cross-sell our solutions to a complementary and non-overlapping customer base.

As Glen mentioned earlier, FreeMarkets and Adexa will together serve more than 160 of the world's leading corporations across major industry segments including: automotive; high




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technology; aerospace; consumer products; retail; financial services;
diversified manufacturing; energy and process industries and public sector.

Acquiring Adexa will provide us with the increased sales force we will need to sell a deep breadth of product offerings across this expanded customer base and take advantage of the enormous market opportunity before us.

Third, Adexa brings a truly world-class, customer-focused team to FreeMarkets who share our understanding of direct materials and the challenges faced by our customers, as well as our focus on providing solutions to customers that deliver results, fast ROI and long-term value. We are confident that our similarities in culture, vision and mission will enable quick and successful integration.

With that, I will turn the call back over to Glen.


GLEN MEAKEM:

Thanks, Dave. Before I open the call for questions, I'd like to again summarize the importance of this acquisition to both FreeMarkets and Adexa customers. With this acquisition, we offer all of our customers a broader and deeper set of e-commerce solutions that generate fast ROI and enormous value.

Thank you again for joining us today. I will now open up the call for questions.


                                     * * * *


FORWARD-LOOKING STATEMENTS

Statements in this report that are not historical facts, including those statements that refer to FreeMarkets' plans, prospects, expectations, strategies, intentions, and beliefs, are forward-looking statements. These forward-looking statements are based on information available to FreeMarkets today, and FreeMarkets assumes no obligation to update these statements as circumstances change. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including, without limitation, the risks of integrating Adexa's business with FreeMarkets' business, market acceptance of FreeMarkets' products and services, the competitive nature of the e-commerce market, FreeMarkets' ability to attract new customers, through its own efforts and through partnerships and alliances, to retain and increase revenue from existing customers, and FreeMarkets' ability to attract and retain qualified personnel. You should carefully review these and other risk factors that are described in more detail in FreeMarkets' filings with the Securities and Exchange Commission.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

FreeMarkets plans to file a Registration Statement on SEC Form S-4 in connection with its acquisition of Adexa, Inc., and FreeMarkets expects to mail a Proxy Statement/Prospectus to stockholders of FreeMarkets and Adexa containing information about the transaction. Investors and security holders are urged to read the Registration Statement and Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about FreeMarkets, Adexa, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other



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documents may also be obtained from FreeMarkets by directing a request through the Corporate Info/Investor Relations portion of FreeMarkets' website at www.freemarkets.com or by mail to FreeMarkets, Inc., Investor Relations, FreeMarkets Center, 210 Sixth Avenue, Pittsburgh, PA 15222, telephone 412-297-8950.

In addition to the Registration Statement and the Proxy Statement/Prospectus, FreeMarkets files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by FreeMarkets at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other Public Reference Rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. FreeMarkets' filings with the SEC are also available to the public from commercial documents-retrieval services and at the website maintained by the SEC at www.sec.gov.

FreeMarkets and Adexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FreeMarkets stockholders in favor of the issuance of FreeMarkets stock in the transaction and from Adexa shareholders in favor of the adoption of the definitive agreement. A description of any interests that such directors and executive officers have in the transaction will be available in the Proxy Statement/Prospectus.